

Mail Stop 3561

April 18, 2018

Vladimir Karelin
President and Chief Financial Officer
Gabbit Corp.
Gymnasiumstrasse 19-21
Vienna, Austria 1180

> **Re: Gabbit Corp.**
> **Form 10-K for the Fiscal Year Ended February 28, 2017**
> **Filed April 17, 2017**
> **File No. 333-210573**

Dear Mr. Karelin:

We issued comments to you on the above captioned filing on February 5, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 2, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Theresa Brillant at 202-551-3307 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure